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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For August 16, 2005

Commission file number:   0-30052

                                    Carmanah Technologies Corporation

 (Translation of registrant’s name into English)

                          1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes              No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes              No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation

(Registrant)

“Peeyush Varshney”

Date:   August 16, 2005

____________________________________

Peeyush Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 16, 2005

Item 3.

Press Release

August 16, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company has been awarded two additional Standing Offer Contracts with the Canadian Coast Guard (CCG) for the purchase of the Company's self-contained, solar LED marine lights and related accessories.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

           (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 16th day of August 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

                                                                                August 16, 2005

                                                                                (No.2005-08-22)

CARMANAH AWARDED TWO ADDITIONAL STANDING OFFER CONTRACTS WITH

CANADIAN COAST GUARD FOR SOLAR LED MARINE LIGHTING

Victoria, British Columbia, Canada - Tuesday, August 16, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has been awarded two additional Standing Offer Contracts with the Canadian Coast Guard (CCG) for the purchase of the Company's self-contained, solar LED marine lights and related accessories.

The combined value of these two new Standing Offers is up to $828,000, and they are valid from August 10, 2005 to September 30, 2007, with a possible extension to September 30, 2008.  Throughout the duration of these Standing Offer Contracts, authorized representatives of the CCG are permitted to place call-up orders of up to $40,000, including applicable taxes.  Under the terms of each contract, Carmanah's solar-powered LED marine lights may be purchased for use on fixed and floating aids-to-navigation applications requiring either 1.5 or 2 nautical miles of visibility.

These Standing Offer Contracts follow two previous supply agreements, the first of which was awarded to Carmanah in May of 2002, and the second on June 27, 2005.  The second, most recent contract was for the purchase of the Company's three-mile marine lanterns, a contract worth $875,000 and valid from June 10, 2005 to September 30, 2007, with a possible extension to September 30, 2008.

"Carmanah was the only solar LED marine lantern supplier to satisfy the Canadian Coast Guard's rigorous standards, which is a testament to our technological leadership," states Carmanah's CEO, Art Aylesworth.  "We are honored and proud to be selected as a technology partner by the Canadian Coast Guard.  Carmanah is now positioned as the only supplier for solar LED marine lanterns with 1.5, 2 and 3 nautical miles of visibility."

About the CCG Marine Aids Modernization (MAM) Project

The Standing Offer Contracts outlined above are Canadian Coast Guard initiatives under its Marine Aids Modernization ("MAM") Project, which began in 1996/97.  The MAM Project's purpose was to reduce maintenance expenditures on Canada's Aids-to-Navigation system through the use of better quality equipment and modern technologies.  Specific objectives were to:

1.

Convert larger solarized traditional buoys to smaller buoys where private contractors could perform maintenance of the buoys regionally at a lower cost.

2.

Increase the maintenance intervals on larger buoys by replacing traditional solarized incandescent lighting with self-contained, solar LED lighting.

3.

Ensure that the Canadian Coast Guard maintains its international commitment to keep its marine lights functioning 99% of the time.

Without compromising boater safety in any way, the impact of the MAM Project has been dramatic.  In the Maritimes alone, the Canadian Coast Guard has been able to contract out the ongoing maintenance of 3400 smaller buoys, leaving only 400 large buoys to be serviced by its fleet.  Vessel support required for buoy maintenance in this region has been cut from 1500 annual vessel days in 1994/1995 to less than 200 annual vessel days by the end of 2004.  The Canadian Coast Guard estimates it has already saved more than $31M in fully-allocated costs through implementation of the MAM Project and the use of modern LED lighting technologies in the Maritimes - including thousands of Carmanah's self-contained, solar LED lights.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

For more information, about Carmanah's solar-powered LED marine lights and other unique solar-powered LED lighting solutions for the marine industry, please visit http://www.solarmarinelights.com.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies that fundamentally change the way its customers operate.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com